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Steve Suleski
Vice President
Office of General Counsel
Phone:   608.231.7653
Fax:     608.236.7653
E-mail:  steve.suleski@cunamutual.com

November 4, 2005

SENT VIA EDGAR

Mr. Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street NE
Washington, D.C.  20549

Re:      Ultra Series Fund ("USF") File No. 811-4815

Dear Mr. Burak:

This is in response to our telephone conversation on Friday, October 7, 2005.

Set forth below are the Ultra Series Fund's responses to each item noted during our conversation. For your convenience and ease of review, we have restated each comment, and provided our response immediately thereafter.

ITEM NO. 1: In the Schedule of Investments, under the Bond Fund, include interest rate and maturity date for the euro dollars going forward.

RESPONSE NO. 1: The security we held in the Bond Fund had an interest rate of 1.2% and matured on January 3, 2005. We have adjusted our disclosure procedures accordingly to include the interest rate and maturity date on this and similar securities in the Schedules of Investments.

ITEM NO. 2: In the Statement of Assets & Liabilities, under the Foreign Tax Reclaim for the High Income Fund, the amount of $3,880 stated since December, 2002 has not been collected. We should include an explanation in the notes as to if this is collectable or not.

RESPONSE NO. 2: We have reviewed our analysis of the Foreign Tax Reclaim for the High Income Fund and continue to believe that this item was and is collectible. Because of the nature of the process, our past experience has been that it can take well over two years to collect on the Reclaim. In the future, any discussion of the Foreign Tax Reclaim will include a statement as to its collectibility in the financial statements.

ITEM NO. 3: In the Financial Statement Notes, we should include a "discussion" paragraph on the Valuation Policy, for shares of open-end mutual funds (ex. shares are valued at NAV each day) that is currently in place.

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Mr. Tony Burak
November 4, 2005
Page 2


RESPONSE NO. 3: The following valuation policy is currently in our Statement of Additional Information dated May 2, 2005, page 49. We will reflect this information in our Financial Statement Notes going forward.

Valuing Shares of open-end investment companies - Investments in shares of open-end mutual funds are valued at their daily net asset value (NAV) which is calculated as of 3:00 p.m. Central Time on each day on which the New York Stock Exchange is open for business. NAV per share is determined by dividing each fund's total net assets by the number of shares of such fund outstanding at the time of the calculation. Total net assets are determined by adding the total current value of portfolio securities, cash, receivables, and other assets and subtracting liabilities. Shares will be sold and redeemed at the NAV per share next determined after receipt in good order of the purchase order or request for redemption.

ITEM NO. 4: Need to amend current Form NCSR to reflect the correct filing number on the cover page.

RESPONSE NO. 4: We filed the amended NCSR filing dated December 31, 2004.

ITEM NO. 5: On Form NCSR we inadvertently attached the Disclosure Procedures vs. the Code of Ethics for Sarbanes Oxley.

RESPONSE NO. 5: We filed the amended NCSR filing dated December 31, 2004 and included the Sarbanes Oxley Code of Ethics.

ITEM NO. 6: Include Item #9 "Submission of Matters to a Vote of Security Holders" in the NCSR amendment filing.

RESPONSE NO. 6: We filed the amended NCSR filing and included Item #9 "Submission of Matters to a Vote of Security Holders". We stated that there were no material changes for the fiscal year ended December 31, 2004.

ITEM NO. 7: Revise the 302 Certification pages and include in the NCSR amendment filing as required by Rule 30a-2(a) under the Act.

RESPONSE NO. 7: The revised 302 Certification pages are included in the amended NCSR filing dated December 31, 2004.

In making this response, the fund acknowledges:
         o the fund is responsible for the adequacy and accuracy of the disclosure in filings;
         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
         o the fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please give me a call if you have any questions.

Very truly yours,

/s/ Steve Suleski
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Steve Suleski